SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 1 – Organization and description of business

SGOCO Technology Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “we”, “our” or “us”) was incorporated under the law of the Cayman Islands on July 18, 2007.  The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People’s Republic of China (“China” or “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share in March 12, 2008.  On March 12, 2010, the Company completed a share exchange transaction with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders, and Honesty Group became a wholly-owned subsidiary of the Company.  On the closing date, the Company issued 14,300,000 of its ordinary shares to Honesty Group in exchange for 100% of the capital stock of Honesty Group.  Prior to the share exchange transaction, the Company had 5,299,126 ordinary shares issued and outstanding.  After the share exchange transaction, the Company had 16,094,756 ordinary shares issued and outstanding.

The share exchange transaction was accounted for as reorganization and recapitalization of Honesty Group.  As a result, the consolidated financial statements of the Company (the legal acquirer) is, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share exchange transaction.  There was no gain or loss recognized on the transaction.  The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization. Refer to Note 3 and Note 11 for additional information of the share exchange transaction.

Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005.  It directly owns 100% of Guanke Electron Technological Industry Co., Ltd., (“Guanke”), Guanwei Electron Technological Co., Ltd., (“Guanwei”), and Guancheng Electron Technological Industry Co., Ltd., (“Guancheng”).  The Company designs, manufactures and distributes LCD consumer products including LCD PC monitors, LCD TV, LED back-light modules and application-specific LCD systems.  Products are sold primarily in China and also in international markets.

Guanke, Guanwei and Guancheng are limited liability companies established in Jinjiang City, Fujian Province under the corporate laws of the PRC.  Guanke was formed on January 16, 2006 with a registered capital of $11,880,000, which has been fully contributed. Currently, Guanke is the Company‘s main operating entity, and Guancheng started operations from June 2010.  Guanwei and Guancheng were formed on June 22, 2007 with registered capital of $11,880,000 and $7,800,000, respectively, of which $3,130,000 and $4,969,970, respectively, had been contributed as of September 30, 2010. The remaining registered capital of $8,750,000 and $2,830,030 has to be fulfilled by the end of 2010.  Guanwei is under the development stage and have no operations as of September 30, 2010.

Current Development

Jinjiang Guanke Electron Co. Ltd. (“Jinjiang Guanke”) was formed on May 4, 2010 with a registered capital of $293,400 (RMB 2 million) and is owned 100% by Guanke. The Company increased its registered capital by $2,218,500 (RMB 15 million) on August 6, 2010 to $2,511,900 (RMB 17 million). As of September 30, 2010, all registered capital of Jinjiang Guanke had been fulfilled. Jinjiang Guanke is under the development state and currently has no operations.

Note 2 – Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Sates (“US GAAP”), and include the consolidated financial statements of the Company and all its majority-owned subsidiaries that require consolidation. All material intercompany transactions and balances have been eliminated in consolidation.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

While management has included all normal recurring adjustments considered necessary to give a fair presentation of the operating results for the periods, interim results are not necessarily indicative of results for a full year. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F and in this prospectus.

Following are the entities which were consolidated:	Place incorporated	Ownership percentage
SGOCO	Cayman Island	Parent company

Honesty	Hong Kong	100.00%

Guanke	Jinjiang, China	100.00%

Guanwei	Jinjiang, China	100.00%

Guancheng	Jinjiang, China	100.00%

Jinjiang Guanke	Jinjiang, China	100.00%

The Company has reclassified certain prior year amounts between cash and restricted cash, other current assets and other non-current assets to conform to the current year presentation. These reclassifications have no effect on net income.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring the use of management estimates and assumptions relate to the collectability of its receivables, and the fair value and accounting treatment of certain financial instruments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or conditions could reasonably be expected to yield different results.

Concentration of risks

The Company's operations are carried out in China and its operations in the China are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Financial instruments, which subject the Company to concentration of credit risk, consist of cash. The Company maintains balances at financial institutions located in Hong Kong and China. The Company maintains balances at financial institutions which, from time to time, may exceed Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong. Balances at financial institutions or state owned banks within the PRC are not insured.  As of September 30, 2010 and December 31, 2009, the Company had deposits, including restricted cash balances, in excess of federally insured limits totaling approximately $17,641,000 and $11,332,000, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Sales revenue from three major customers was approximately 46% of the Company’s total sales for the nine months ended September 30, 2010. These three customers represented 66% of account receivable as of September 30, 2010.

Sales revenue from two major customers was approximately 71% of the Company’s total sales for the nine months ended September 30, 2009. These two customers represented 76% of account receivable as of September 30, 2009.

One major vendor provided approximately 15% of raw materials purchased by the Company during the nine months ended September 30, 2010. This major vendor represented 49% of account payable as of September 30, 2010.

Four major vendors provided approximately 64% of raw materials purchased by the Company during the nine months ended September 30, 2009, of which, one vendor was a related party and attributed to 12% of total purchase. None of the major vendors represented over 5% of accounts payable as of September 30, 2009.

Cash and cash equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC and Hong Kong.

Restricted cash

The Company has notes payable outstanding and line of credit arrangements with various banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions.

Restricted cash represents amounts set aside by the Company in accordance with the Company’s debt agreements with certain financial institutions.  These cash amounts are designated for the purpose of paying down the principal amounts owed to the financial institutions, and these amounts are held at the same financial institutions with which the Company has debt agreements in the PRC.  Due to the short term nature of the Company’s debt obligations to these banks, the corresponding restricted cash balances have been classified as current in the consolidated balance sheets.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Accounts receivable and other receivables

Receivables include trade accounts due from customers and other receivables from cash advances to employees, related parties or third parties.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate.  An estimate for doubtful accounts is made when collection of the full amount is no longer probable.  Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable, known bad debts are written off against allowance for doubtful accounts when identified.

Inventories

Inventory is composed of raw materials, mainly parts for assembly of LCD products, and finished goods. Inventory is valued at the lower of cost or market value using the weighted average method. Management reviews inventories for obsolescence and compares the cost of inventory with the market value at least annually.  An allowance is made for writing down the inventory to its market value, if lower than cost.

Plant and equipment

Equipment is stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred.  Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated Useful Life
Buildings and improvements	20 years

Machinery and equipment	10 years

Vehicles and office equipment	5 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities.  No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

Government grants

The Company is entitled to receive grants from the PRC municipal government due to its operation in the high and new technology business sector.  For the nine months ended September 30, 2010 and 2009, the Company received grants of approximately $748,500 (RMB 5 million) and $3,374,000 (RMB 23 million), respectively, from the PRC municipal government. Grants received from the PRC municipal government can be used for enterprise development and technology innovation purposes.  The government grants received during the nine months ended September 30, 2010 and 2009 were recognized in the accompanying consolidated balance sheets as a reduction of cost of the assets acquired and buildings constructed.

Intangible assets

Intangible assets mainly include land use rights. All land in the PRC is government owned.  However, the government grants “land use rights”.  The Company acquired land use rights in 2007 and has the right to use the land for 50 years.  The rights held by Guanke and Guancheng began amortizing in the 4th quarter of 2009 and in the third quarter of 2010 as the land had been placed into service.  The right held by Guanwei remains unamortized as it is under the development stage and has no operations as of September 30, 2010.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment and intangible assets, for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets, and goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.  The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.  As of September 30, 2010, management believes no triggering events occurred that would cause impairment of long-lived assets.

Derivative liability

Derivative liabilities, which include public and private warrants and a put option, are recorded on the consolidated balance sheet as a liability at their fair value.  The Company accounts for derivative liabilities in accordance to an accounting standard regarding “Instruments that are Indexed to an Entity’s Own Stock”.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

Prior to the Acquisition, warrants issued were treated as equity. As a result of the Acquisition, the derivative treatment exemption were no longer afforded equity treatment because the strike price of the warrants is denominated in US dollars, a currency other than the Company’s functional currency RMB. Therefore, warrants are not considered indexed to the Company’s own stock, and such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire.  The Company reclassified the fair value of these warrants, which have the dual-indexed feature, from equity to liability.

The Company accounts for the put option agreement in accordance with the accounting standards regarding certain financial instruments with characteristics of both liabilities and equity.  The put option agreement obligates the Company to purchase such shares. As the result, the Company treated the put option as a liability.

Fair value of financial instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires fair value disclosures of those financial instruments.  The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follows:

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

• Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2
inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

• Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at September 30, 2010	Fair Value Measurement at September 30, 2010
		Level 1	Level 2	Level 3
Warrant derivative liability	$1,908,698	$1,271,219	$637,479	$-
Put option liability	2,000,000	2,000,000		-
Total	$3,908,698	$3,271,219	$637,479	$-

A discussion of the valuation techniques used to measure fair value for the liabilities listed above and activity for these liabilities for the nine months ended September 30, 2010, is provided in Note 11.

As of September 30, 2010 and December 31, 2009, the Company did not identify any other assets and liabilities that are required to be presented on the balance sheet at fair value in accordance with the accounting standard.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record assets and liabilities at fair value on a non-recurring basis.  Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges.  For the nine months ended September 30, 2010 and 2009, there were no impairment charges.

Revenue recognition

The Company's revenue recognition policies are in accordance with the accounting standards. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is passed. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.  The Company offer limited extended warranty and service contracts to customers.  Most of these services are provided by the distributors.  Management did not estimate future warranty liabilities as historical warranty expenses were minimal.

The Company accounts for reimbursement to SGOCO Club members following the guidance of ASC 605-50-45.  Reimbursement provided is treated either as a reduction of revenue or as cost of goods sold when reimbursement is a separate transaction from the purchase of the Company’s products and where the fair value of the reimbursement can be reasonably estimated.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Income taxes

The Company accounts for income taxes in accordance with the accounting standard for income taxes.  Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.  The charge for taxation is based on the results for the reporting period as adjusted for items which are non-assessable or disallowed.  It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.  The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred.  No significant penalties or interest relating to income taxes have been incurred during the nine months ended September 30, 2010 and 2009.  GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Advertising costs

The Company expenses the cost of advertising as incurred in selling, general and administrative costs. Advertising cost was not significant for the nine months ended September 30, 2010 and 2009.

Shipping and handling

Shipping and handling for raw materials purchased are included in cost of goods sold. Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the nine months ended September 30, 2010 and 2009 amounted to $167,537 and $39,744, respectively.

Research and development costs

Research and development costs are expensed as incurred.  The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Earnings per share

The Company reports earnings per share in accordance with the provisions of FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Dilution is computed by applying the treasury stock method. Under this method, option and warrants were assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

As described in Note 3, on March 12, 2010, pursuant to the terms of the Share Exchange Agreement, the Company issued 5,800,000 shares to the former shareholders of Honesty Group, to be held in escrow and released if certain income milestones are met for 2010 and 2011.  In addition, 766,823 Sponsor Shares were placed in escrow and will be released contingent on financial advisory and certain other services to be provided by the Sponsors.  In accordance with the accounting standards, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable.

Foreign currency translation

The reporting currency of the Company is the US dollar.  The functional currency of PRC subsidiaries is the Chinese Renminbi (“RMB”). Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred.  Translation adjustments resulting from this process are included in accumulated other comprehensive income in the consolidated statement of shareholders’ equity.  Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation gain (loss) resulting from this process amounted to $960,816 and $(22,765) for the nine months ended September 30, 2010 and 2009, respectively.  The balance sheet amounts with the exception of equity were translated 6.68 and 6.82 RMB to $1.00 at September 30, 2010 and December 31, 2009. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the nine months ended September 30, 2010 and 2009 were 6.80 RMB and 6.82 RMB to $1.00, respectively.

Cash flows are translated at average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Recently issued accounting pronouncements

In June 2009, FASB issued an Accounting Standards Update (“ASU”) amending the accounting and disclosure requirements for transfers of financial assets. This ASU requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transfer financial assets. In addition, it eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures.  This ASU is effective for financial statements issued for fiscal years beginning after November 15, 2009.  The adoption of these FASB Staff Positions did not have a material impact on the Company’s consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

In June 2009, FASB issued an ASU amending the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”).   This ASU modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. It clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. An ongoing reassessment is required of whether a company is the primary beneficiary of a variable interest entity. Further, it also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. The standard is effective for fiscal years beginning after November 15, 2009. The adoption of these FASB Staff Positions did not have a material impact on the Company’s consolidated financial statements.

In October 2009, FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of these FASB Staff Positions did not have a material impact on its consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary.  Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary.  Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value.  In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction.  This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets.  This ASU is effective beginning in the first interim or annual reporting period ending on or after December 31, 2009.  The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06 - Improving Disclosures about Fair Value Measurements.  This update provides amendments to Subtopic 820-10 that requires new disclosure to include transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  Further, this update clarifies existing disclosures on level of disaggregation and disclosures about inputs and valuation techniques.  A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 primarily rescinds the requirement that, for listed companies, financial statements clearly disclose the date through which subsequent events have been evaluated. Subsequent events must still be evaluated through the date of financial statement issuance; however, the disclosure requirement has been removed to avoid conflicts with other SEC guidelines. ASU 2010-09 was effective immediately upon issuance and was adopted in February 2010.

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades,” or ASU 2010-13. ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-13 to have a significant impact on its consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update 2010-20 which amends “Receivables” (Topic 310). ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. While ASU 2010-20 will not have a material impact on our consolidated financial statements, we expect that it will expand our disclosures related to notes receivables.

Note 3 – Business acquisition

On February 12, 2010, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders.  On March 12, 2010, the Company completed the acquisition (“Acquisition”) of all of the outstanding capital stock of the Honesty Group.  The Acquisition resulted in the shareholders of Honesty Group obtaining a majority of the voting interest in the Company.  Generally accepted accounting principles accepted in the United States of America (“US GAAP”) require that Honesty Group, whose shareholders retain the majority voting interest in the combined business, be treated as the acquirer for accounting purposes.  After the Share Exchange, the Company had 16,094,756 ordinary shares issued and outstanding, and Honesty Group’s shareholders owned approximately 88.9% of the issued and outstanding shares.  Although Honesty Group was deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of the Company as the surviving corporation did not change.  Since the Company did not have any assets with operating substance except cash and short-term investments prior to the transaction, the Acquisition was accounted for as reorganization and recapitalization of Honesty Group.  As a result, the consolidated financial statements of the Company (the legal acquirer) is, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share exchange transaction.

The Acquisition transaction utilized the capital structure of the Company.  The assets and liabilities of Honesty Group were recorded at historical cost.  The outstanding stock of the Company prior to the share exchange transaction was accounted at its net book value with no goodwill or other intangible being recognized as the result of the acquisition.  There was no gain or loss recognized on the transaction.  The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

Following the closing of the share exchange transaction, the gross amount of $5.4 million in the trust fund, established by the Company in connection with its initial public offering, was distributed to Honesty Group.  Acquisition-related costs incurred to affect the recapitalization were approximately $1.7 million, of which $1,047,854 was accounted for as expense for the nine months ended September 30, 2010.

At the closing, the Company issued 14.3 million ordinary shares to Honesty Group’s shareholders in exchange for 100% of the capital stock of Honesty Group. Of the 14,300,000 ordinary shares, 5.8 million shares were placed in escrow subject to the Company’s future performance and would be release as follows:

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

•
5.0 million shares if Income from Existing Operations from the Company’s existing operation for the fiscal year of 2010 exceeds $15 million excluding the cost incurred in connection with the Acquisition;

•
0.8 million shares if Income from Existing Operations from the Company’s existing operation for the fiscal year of 2011 exceeds $20 million excluding the cost incurred in connection with the Acquisition;

•	5.8 million shares if the Company fails to meet the target for the fiscal year of 2010 but meets the target for the fiscal year of 2011; and

•	If neither target is met, the 5.8 million shares will be delivered to the Company for cancellation and returned to the status of authorized but unissued shares.

Income from Existing Operations means the income from operations for Guanke derived from the financial information used to prepare the financial statements for the Company, provided, however, costs incurred by the Company in connection with the Acquisition or the formation, capitalization or recapitalization of Hambrecht Asia Acquisition Corp. should not be treated an expense for any period in determining whether the target has been met.

Prior to the Share Exchange, the Sponsors had 1,059,826 ordinary shares issued and outstanding, of which 124,738 shares were forfeited and 766,823 shares were placed in the escrow and will be released contingent on financial advisory and certain other services to be provided by the Sponsors.

Prior to the Share Exchange, public shareholders had 4,239,300 ordinary shares issued and outstanding, of which 2,147,493 shares were repurchased and retired for an aggregate price of $17,285,811 and 1,232,139 shares were redeemed for an aggregate price of $9,838,351. After the closing, public shareholders had 859,668 shares outstanding.

Real estate option agreement

As a condition to the Share Exchange Agreement, the Company entered into a real estate option agreement with Mr. Burnette Or pursuant to which Mr. Or, or an entity led by him, has the option, for a period of two years following the closing of the Acquisition, to purchase the land use rights at cost.  Mr. Or has agreed that if the option is exercised, he will enter into a long-term fair market value lease with Guanke for the manufacturing facility and dormitories at the current location.

Note 4 - Accounts receivable

Accounts receivable consisted of the following:

	September 30, 2010 (Unaudited)	December 31, 2009
Accounts receivable	$48,717,301	$18,641,548

Accounts receivables –related parties	251,299	224,407

Allowance for bad debts	-	-

Trade accounts receivable, net	$48,968,600	$18,865,955

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 5 – Inventories

Inventories consist of the following:

	September 30, 2010 (Unaudited)	December 31, 2009
Raw material	$19,493,458	$2,999,847

Finished goods	5,881,758	1,011,658

Total inventories	$25,375,216	$4,011,505

Note 6 – Advances to suppliers

The Company makes advances to certain vendors for inventory purchases and construction projects. The advances on inventory purchases were $17,246,462 and $11,950,074, as of September 30, 2010 and December 31, 2009, respectively. See Note 18 for disclosure related to advances to related parties.

Note 7 – Plant and equipment, net

Plant and equipment consists of the following:

	September 30, 2010 (Unaudited)	December 31, 2009

Buildings and improvements	$5,920,237	$5,336,213

Machinery and equipment	8,048,490	5,307,691

Vehicles and office equipment	318,178	265,116

Construction in progress	5,059,084	6,212,647

Total	19,345,989	17,121,667

Less: accumulated depreciation	(2,117,970)	(1,392,317)

Plant and equipment, net	$17,228,019	$15,729,350

Construction in progress represents labor costs, materials, capitalized interest incurred in connection with the construction of the new plant facility and the construction and installation of manufacturing equipment in the manufacturing plant.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

The construction projects the Company is in the progress of completing are:

Project description	September 30, 2010	Commencement date	Expected completion date	Estimated additional cost
Facilities	$4,308,530	October 15, 2007	December 31, 2010	$29,940

Equipment	750,554	March 29, 2009	June 30, 2011	309,879

	$5,059,084			$339,819

Depreciation expense for the nine months ended September 30, 2010 and 2009 amounted to $685,186 and $447,579, respectively.

For the nine months ended September 30, 2010 and 2009, $246,515 and $153,444 of interest expense was capitalized into construction-in-progress.

Note 8 – Intangible assets, net

Net intangible assets consist of the following:

	September 30, 2010 (Unaudited)	December 31, 2009
Land use rights	$8,601,633	$8,422,888

Software	3,743	3,668

Total	8,605,376	8,426,556

Less: accumulated amortization	(51,747)	(14,190)

Intangible assets, net	$8,553,629	$8,412,366

  Amortization expense for the nine months ended September 30, 2010 and 2009 amounted to $36,619 and $550, respectively.  The estimated aggregate amortization expense for each of the five fiscal years will be approximately $98,000 assuming Guanwei remain under the development stage.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 9 – Debt

The Company has four credit facilities pursuant to which the Company issued a portion of the notes payable and short-term loans below.  The Company has a) a facility with the Bank of Communications in the amount of $16.2 million (RMB 108.3 million) with the expiration date on August 6, 2011, b) a facility with the Agricultural Bank of China in the amount of $10.2 million (RMB 68 million) with the expiration date on September 1, 2011, c) a facility with Industrial and Commercial Bank of China in the amount of $15.0 million (RMB 100 million) with the expiration date on December 31, 2011, and d) a facility with Industrial Bank Co. LTD. in the amount of $5.1 million (RMB 34 million).  Each facility has a pledge agreement and is personally guaranteed by a board member and/or the Company’s CEO.

Notes payable

Notes payable are lines of credit extended by the banks.  When purchasing raw materials, the Company often issues a short term note payable to the vendor funded with draws on the lines of credit. This short term note payable is guaranteed by the bank for its complete face value through a letter of credit and usually matures within three to six months of issuance.  The banks either charge interest or require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash.  In addition, the banks charge processing fees based on the face value of the note.

As of September 30, 2010 and December 31, 2009, $6,325,444 and $5,596,699 of restricted cash was collateral for the $21,703,423 and $18,709,038 notes payable, which was approximately 29% and 30%, respectively, of the notes payable the Company issued.  Notes payable are secured by a pledge of the Company’s operating equipment.

	September 30, 2010	December 31,
	(Unaudited)	2009
Letters of credit from Agricultural Bank of China with interest rates ranging from 0.29% to 0.59%	$4,262,222	$1,451,232

Letters of credit from Bank of Communications with an interest rate of 4.5%	2,473,666	4,339,457

Letters of credit from Industrial and Commercial Bank of China with an interest rates ranging 1.72% to 1.95%	4,255,423	4,871,642

Notes payable from Bank of Communications, non-interest bearing	10,712,112	8,046,707

Total	$21,703,423	$18,709,038

Bank overdraft

In connection with the notes payable, the Company entered into an overdraft line of credit agreement with the Bank of Communications in August 2010.  Upon entering the credit facility with the Bank of Communication, the overdraft line of credit is consolidated into the credit facility. The maximum overdraft limit is approximately $1.5 million (RMB 10 million) and will expire on August 6, 2011.  Each bank overdraft has a term of 90 days at an interest rate of 5.3%. The Bank overdraft line is under the facility with the Bank of Communications in the amount of $16.2 million (RMB 108.3 million) with the expiration date on August 6, 2011 which was secured by the Company’s land use rights and guaranteed by the board of member as a whole. As of September 30, 2010 and December 31, 2009, bank overdrafts amounted to $1,476,136 and $717,562, respectively.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Short term loans

Short term loans represent amounts due to various banks and other companies and are normally due within one year.  The loan principal is due at maturity.  The loans can be renewed with the banks.  The Company has the following short term loans from banks at:

	September 30, 2010	December 31,
	(Unaudited)	2009
Four loans with Industrial Bank Co., LTD, due November 2010 with an interest rate of 5.31%, guaranteed by the Company's board members and secured by the Company's land use right	$5,089,800	$4,987,800

Two loans with Agricultural Bank of China, due January 2011 with an interest rate of 5.58%, guaranteed by the Company's board members and secured by the Company's land use right	5,988,000	5,868,000

Bank of Communications, due August 2011 with an interest rate of 5.84%, guaranteed by the Company's board members and secured by the Company's land use right	5,239,500	5,134,500

Five loans with Industrial and Commercial Bank of China, due from November 2010 to January 2011 with an interest rate of 4.86%, guaranteed by the Company's board members and secured by one accounts receivable balance*	5,733,510	1,467,000

Total – bank loans	$22,050,810	$17,457,300

* Cash collected is designated for the purpose of paying down the principal amounts owed to the financial institutions.

The Company had one loan from an unrelated company at September 30, 2010 and December 31, 2009, respectively.  The balances amounted to $127,095 and $1,773,456 as of September 30, 2010 and December 31, 2009, respectively.  The loans bear no-interest, are unsecured and are due on demand.

Total interest incurred amounted to $906,834 and $729,822 for the nine months ended September 30, 2010 and 2009, respectively.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 10 – Employee pension

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make monthly contributions to the state retirement plan at 20% of the base requirement for all permanent employees. Different geographic locations have different base requirements. Total pension expense incurred by the Company was immaterial for the nine months ended September 30, 2010 and 2009, respectively.

The Company has been advised that under PRC law, Guanke should have paid social insurance premiums for its employees covering endowment insurance, unemployment insurance, and medical insurance with respect to its employees. Guanke may be required to pay the administrative authority of labor and social security the unpaid premiums plus a surcharge of 2% of the overdue premiums. There may also be a fine levied against the employee of Guanke who was responsible for the filings.  SGOCO plans to make necessary payments and does not consider the liability material.

Note 11 – Warrant derivative liability

Public warrants

In March 2008, the Company, then a special purpose acquisition corporation (“SPAC”), completed its initial public offering (“IPO”), in which it sold 4,239,300 units (consisting of one ordinary share and one warrant) at $8.00 per unit. Those warrants (“Public warrants”) issued in the IPO are publicly traded. Of the 4,239,300 Public Warrants outstanding prior to the consummation of the Acquisition, holders of 2,673,273 Public Warrant holders elected to redeem the warrants for cash of $0.50 per warrant. As a result, 1,566,027 Public Warrants were outstanding at March 12, 2010 and September 30, 2010. Those warrants are excisable at $8.00 per share with an expiration date of March 7, 2014.  In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem Public Warrants at a price of $0.01 per warrant.

Sponsors warrants

In March 2008, the Company was also engaged in a private offering of 1,550,000 warrants of the Company to the original shareholders of the SPAC (“Sponsors”). Prior to consummation of the Share Exchange, those Sponsors agreed to forfeit 1,300,000 of their Sponsor Warrants to purchase ordinary shares. The remaining Sponsor Warrants to purchase 250,000 ordinary shares were transferred without consideration to an unaffiliated investment company, Pope Investment II, LLC.  These warrants are not publicly traded and are excisable at $8.00 per share with an expiration date of March 7, 2014. The warrants were outstanding at March 12, 2010 and September 30, 2010.  In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem the warrants at a price of $0.01 per warrant.

Unit options

In connection with the IPO in March 2008, the Company issued an option (“Unit Option”) on a total of 280,000 units (each unit consisting of one ordinary share and one ordinary share warrant (“Representative Warrants”)) to the underwriters, Broadband Capital Management LLC. The Unit Option permits the acquisition of 280,000 Units at $10 per unit. Those Representative Warrants are excisable at $8.00 per share with an expiration date of March 7, 2014, and were valued at $0.50 and $0.70 per share at March 12, 2010 and September 30, 2010, respectively, using the observable market price of the Public Warrants.

The Company utilized the American Binominal Option Valuation Model to estimate the value of the Unit Option at March 12, 2010, with the exercise price of $9.50, market price of $7.00, the expected term of four years, the expected volatility of 11.84%, the risk free rate of 1.97%, and resulted in $46,937 or $0.17 per Unit Option.  As a result, the total value of Unit Option at March 12, 2010 was estimated at $186,937.  On September 30, 2010, the total value of the Unit Option was estimated at $637,026, with the warrant price of $0.70, the exercise price of $9.30, market price of $7.00, the expected term of 3.44 years, the expected volatility of 43%, and the risk free rate of 0.47%.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

The Company adopted the provisions of an accounting standard regarding instrument that are Indexed to an Entity’s Own Stock.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

As a result, the Public Warrants, Sponsor Warrants, and Unit Options previously treated as equity pursuant to the derivative treatment exemption are no longer afforded equity treatment because the strike price of the warrants is denominated in US dollar, a currency other than the Company’s functional currency RMB. Therefore the warrants are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire. The Company reclassified the fair value of the Public Warrants of $783,013, Sponsor Warrants of $125,000, Unit Option of $186,937, an aggregate of $1,094,950 from equity to liabilities as if these warrants and Unit Options were treated as a derivative liability at March 12, 2010.

As of September 30, 2010 and March 12, 2010, the fair value of the warrants and Unit Option was $1,908,698 and $1,094,950, respectively. The difference of $813,748 was charged to “Change in fair value of warrant derivative liability” in the consolidated statement of income for the nine months ended September 30, 2010.

A summary of changes in warrant activity is presented as follows, the average remaining life of the following outstanding warrants was 3.44 years as of September 30, 2010 with average exercise price of $8.00 per share.

	Public Warrants	Sponsors Warrants	Representative Warrants	Total

Outstanding, December 31, 2009	-	-		-

Granted	1,566,027	250,000	280,000	2,096,027

Forfeited	-	-	-	-

Exercised	-	-	-	-

Outstanding, September 30, 2010 (unaudited)	1,566,027	250,000	280,000	2,096,027

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 12 - Put option liability

In related to the Sponsor Warrants issued disclosed in Note 11, the Company executed a put option agreement (“Put Agreement”) with the same company, Pope Investments II LLC (“Pope”). Pursuant to the Put Agreement, the Company granted to Pope a put option to sell 250,000 shares of the Company at a price of $8.00 per share. The Put Agreement was effective upon completion of Pope’s purchase of 250,000 shares of the Company’s ordinary shares.  The agreement is exercisable for a three-month period from February 15, 2011 until May 15, 2011.  In the alternative, Mr. Burnette Or, chief executive officer, may purchase any shares put to the Company, or if neither of the Company nor Mr. Or make the purchase, two of the founders of the Company have agreed to make the purchase. Since the Put Option is out of the Company’s control, it was recorded as liability as of March 12, 2010.  The value of Put Option was $2,000,000 at September 30, 2010.

Note 13 – Income taxes

The Company is a tax-exempted company incorporated in the Cayman Islands.  Honesty Group did not have any assessable profits arising in or derived from Hong Kong for the nine months ended September 30, 2010 and 2009, and accordingly no provision for Hong Kong Profits Tax was made in the periods.

The Company conducts all its operating business through its three subsidiaries in China.  The Company’s subsidiaries are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws).  Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the previous laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both DEs and FIEs.  Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

Guancheng was established after March 16, 2007 and is subject to 25% EIT tax rate on the taxable income.  Guancheng started operations in June 2010 and had net loss for the nine months ended September 30, 2010.  Accordingly, no provision was made in the periods.  Guanwei is under development stage and had no taxable income for the nine months ended September 30, 2010 and 2009.

The following table reconciles the Company’s effective tax rate:

	For the nine months ended September 30
	2010	2009
China income taxes	25.0%	25.0%
Tax exemption	(12.5)	(12.5)
Other (a)	2.0	0.2
Effective income taxes	14.5%	12.7%

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

(a)
There was no material other items affecting the effective income taxes for the nine months ended September 30, 2010 and 2009. The 2.0% and 0.2% for the nine months ended September 30, 2010 and 2009 included expenses incurred by SCOGO and Honesty Group of approximately $2.2 million and $29,520 million, which were not deductible on the consolidated level. The other item was also affected by losses incurred by Guanwei and Guancheng that were not subjected to PRC income taxes.

The estimated tax savings for the nine months ended September 30, 2010 and 2009 amounted to approximately $ 2,083,000 and $493,000, respectively. The net effect on earnings per share had the income tax been applied would decrease basic and diluted earnings per share from $1.28 to $1.06 for the nine months ended September 30, 2010 and from $ 0.40 to $0.34 for the nine months ended September 30, 2009.

Value added tax

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing its finished products. The Company recorded VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

VAT on sales and VAT on purchases amounted to approximately $17,885,000 and $19,939,000 for the nine months ended September 30, 2010, and $5,566,000 and $4,242,000 for the nine months ended September 30, 2009, respectively.  The Company received export sales refunds of $290,000 and $215,000 for the nine months ended September 30, 2010 and 2009.  Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government. VAT taxes are not impacted by the income tax holiday.

Taxes payable consisted of the following:

	September 30, 2010	December 31,
	(Unaudited)	2009
VAT tax payable	$(296,632)	$2,938,864

Corporation income tax payable	1,799,201	927,804

Others misc. tax payable	95,755	6,248

Total	$1,598,324	$3,872,916

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 14 –  Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares.  No preferred shares were issued or registered in the IPO.  There were no preferred shares issued and outstanding as of September 30, 2010.

Issuance of capital stock

On the completion date of the Share Exchange, the Company issued 14,300,000 ordinary shares to the shareholders of the Honesty Group, of which 5,800,000 shares were placed in escrow subject to the Company’s future two years’ performance.  The Company issued 1,794,756 ordinary shares to the Company’s shareholders before the completion of Share Exchange, of which 766,823 was placed in escrow.  Refer to Note 3 for additional information on issuance of ordinary shares.

Warrants and put options

Refer to Notes 11 and 12 for information on warrants and put options.

Note 15 – Statutory reserves

Statutory reserves

The laws and regulations of the PRC require that before an enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions determined at the discretion of the board of directors, after the statutory reserves.

Surplus reserve fund

As stipulated by the Company Law of the PRC as applicable to Chinese companies with foreign ownership, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;

ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii.	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

The Company is required to transfer 10% of its net income to the statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.  The Company has total registered capital of $34,072,000.The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

For the nine months September 30, 2010 and 2009, Guanke has appropriated $1,439,368 and $345,219, respectively, as allocations to the statutory surplus reserve.  The other subsidiaries were still in the development stage or did not have any earnings; therefore, had not allocated any contribution.  As of September 30, 2010, Guanke, Guanwei, Guancheng, and Jinjiang Guanke are required to contribute an additional $3,213,690, $5,940,000, $3,900,000 and $1,255,950 from future earnings to fulfill the 50% of registered capital requirement.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 16 – Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computation:

	Nine months ended September 30,
	2010 (Unaudited)	2009 (Unaudited)
Net income for earnings per share	$11,915,337	$3,378,238
Weighted average shares used in basic computation	9,260,594	8,500,000
Diluted effect of warrants and put options	17,460	-
Weighted average shares used in diluted computation	9,278,054	8,500,000

Earnings per share -Basic	$1.29	$0.40
Earnings per share – Diluted	$1.28	$0.40

In accordance with the accounting standards, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable.  Basic and diluted earnings per share computation excludes the 5,800,000 shares in escrow on condition of certain performance target for 2010 and 2011 and 766,823 ordinary shares in escrow which will be released contingent on financial advisory and certain other services to be provided by the Sponsors.

As of September 30, 2010, the Company had warrants and put options exercisable in aggregate of 2,676,027 ordinary shares.  For the nine months ended September 30, 2010, 250,000 Put Options were included in the diluted earnings per share calculation. The Company had no warrants and Unit Options outstanding at September 30, 2009, and therefore no diluted effect on the earnings per share calculation for the nine months ended September 30, 2009.

Note 17 – Enterprise-wide geographic reporting

The Company manufactures and sells LCD products.  The production process, selling practice and distribution process are the same for all products.  Based on qualitative and quantitative criteria established by the FASB accounting standard regarding disclosures about segments of an enterprise and related information, the Company considers itself to be operating within one reportable segment.

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

The Company does not have long-lived assets located in foreign countries other than PRC.   Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company's net revenue is as follows:

	September 30, 2010 (Unaudited)	September 30, 2009 (Unaudited)
China	$104,675,749	31,549,757

International	29,411,950	1,578,677

Total	$134,087,699	33,128,434

For nine months ended September 30, 2010, 40.8% and 25.9% of international sales were concentrated to Hong Kong and Korea, respectively.  For the nine months ended September 30, 2009, 86.4% and 12.4% of total international sales were to England and Hong Kong, respectively.

Note 18 – Related party transactions

The Company’s majority shareholder, Sun Zone Investments Limited (“Sun Zone”) also owned Mosview Technology Group Ltd. (“Mosview”) and BORO (Fujian) Electronic Co., Ltd. (“BORO”). The Company has conducted business with the related parties, Mosview and BORO, in the ordinary course of business. Mosview is an electronics trading company. The Company sold products to Mosview and purchased panels from Mosview. BORO is a manufacturing enterprise and a wholesale trader. The Company sold products to BORO, but did not purchase materials from BORO. Sun Zone has since sold off its ownership of Mosview and BORO. They remain as related parties for the accounting purpose during the quarter ended September 30, 2010. The Company borrowed money from the Company’s CEO and those borrowings are short term in nature and non-interest bearing.  All transactions with related parties are short term in nature.  Settlements for the balances are usually in cash.   The Company had the following significant related party transactions as of September 30, 2010 and December 31, 2009, respectively:

Accounts receivables - related parties

Name of related parties	September 30, 2010 (Unaudited)	December 31, 2009
BORO	$228,996	$224,407

Mosview	22,303	-

Total	$251,299	$224,407

Advances to suppliers - related parties

Name of related parties	September 30, 2010 (Unaudited)	December 31, 2009
Mosview	$27,315	$8,954,051

Total	$27,315	$8,954,051

SGOCO GROUP, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Other receivables - related parties

Name of related parties	September 30, 2010 (Unaudited)	December 31, 2009
BORO	$656,154	$-

Total	$656,154	$-

Other payables - related parties

Name of related parties	September 30, 2010 (Unaudited)	December 31, 2009
BORO	$-	$8,463

Officer	-	190,412

Total	$-	$198,875

Customer deposits - related parties

Name of related parties	September 30, 2010 (Unaudited)	December 31, 2009
Mosview	$—	$335,056

Total	$-	$335,056

Note 19 – Commitments and contingencies

From time to time, the Company is involved in legal matters arising in the ordinary course of business.  Management currently is not aware of any legal matters or pending litigation, which would have a significant effect on the Company’s consolidated financial statements as of September 30, 2010 and December 31, 2009.

Guanwei and Guancheng were formed on June 22, 2007, with registered capital of $11,880,000 and $7,800,000.  Under PRC law, the registered capital of a company is regarded as corporate property, and it is the shareholder’s obligation to fulfill its subscribed capital contribution according to the provisions of PRC law and the PRC company’s charter documents.  As of September 30, 2010, $3,130,000 and $4,969,970 had been invested by Honesty Group in the above subsidiaries.  According to an agreement reached with the local government agency, the Jinjiang Bureau of China’s State Administration of Industry and Commerce (“SAIC”), the remaining registered capital of $8,750,000 and $2,830,030 must be contributed by the end of 2010.  The SAIC provided Honesty Group with additional time to make the registered capital payments because Honesty Group is in the process of investing in infrastructure in the region.  If Honesty Group is unable to make the registered capital payments during 2010, it believes it will be able to reach agreement with the SAIC to further defer the obligation of the shareholders of the subsidiaries to pay the remaining registered capital, provided that the SAIC believes Honesty Group is progressing with the timetable for making its infrastructure investments.

As of September 30, 2010, the Company had contractual capital commitments of approximately $0.3 million for purchases of manufacturing facilities and construction project.